UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2004

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes |_| No |X|

Documents Furnished By the Registrant

1. Press Release of the Registrant dated May 5, 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        GRUPO IUSACELL, S.A. DE C.V.

Date: May 5, 2004                       /s/ Jose Luis Riera
                                        ---------------------------------
                                        Name:  Jose Luis Riera
                                        Title: Attorney in fact

                                        /s/ Fernando Cabrera
                                        ---------------------------------
                                        Name:  Fernando Cabrera
                                        Title: Attorney in fact

[LOGO] IUSACELL                                                Investor Contacts
Pensamos en ti
                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                  5255-5109-5927

                                                              J.Victor Ferrer V.
                                                                 Finance Manager
                                                                  5255-5109-5927
                                                         vferrer@iusacell.com.mx

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TRANSCRIPTION OF THE REPORT OF INDEPENDENT ACCOUNTANTS
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Mexico City, May 5, 2004

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, March 26, 2004, except for Notes 2 and 10a.
for which the date is April 19, 2004

The Board of Directors and Stockholders of
Grupo Iusacell, S. A. de C. V.:

We have audited the accompanying consolidated balance sheets of Grupo Iusacell, S.A. de C.V. and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4n. to the consolidated financial statements, for the year ended December 31, 2003 the Company adopted Bulletin C-8 "Intangible Assets" issued by the Mexican Institute of Public Accountants, with the effects described in such note.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Iusacell, S.
A. de C. V. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of its operations, changes in stockholders' equity and changes in its consolidated financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

As discussed in Note 2 to the consolidated financial statements, on June 1, 2003, the Company did not make the scheduled interest payments under its Senior Notes Due 2006 and this is considered as an event of default under the indenture governing the Company's Senior Notes Due 2006 which entitled the holders of the notes with the right to claim, request or demand the acceleration of the due date of such Senior Notes Due 2006. Also, Grupo Iusacell Celular, S.A. de C.V., Company's main subsidiary, did not make the scheduled interest payments under its Secured Senior Notes Due 2004 and this is considered as an event of default which entitled the holders of the notes with the right to claim, request or demand the acceleration of the due date of such Secured Senior Notes Due 2004.

Additionally, Grupo Iusacell Celular, S.A. de C.V. exceeded the permitted leverage ratio under its Amended and Restated Senior Secured Credit Loan Agreement. The Company and its lenders entered into a temporary amendment and waiver which was extended several times and, in October 2003, was not further extended. As a result, Grupo Iusacell Celular, S.A. de C.V. is in default and the lenders under the Amended and Restated Senior Secured Credit Loan Agreement were entitled with the right to request the acceleration of the due date of such Amended and Restated Senior Secured Credit Loan Agreement.

Furthermore, as discussed in Note 1 to the consolidated financial statements, Company's two largest shareholders sold all of their shares to an unrelated party. Under the indenture governing Grupo Iusacell Celular, S. A. de C. V.'s Secured Senior Notes Due 2004 and the contract governing the Amended and Restated Senior Secured Credit Loan Agreement, and under the indenture governing Company's Senior Notes Due 2006, this constituted a change of control under which the holders of notes and the lenders were entitled with the right to request Grupo Iusacell Celular, S.A. de C.V. and the Company, respectively, the acceleration of the due date of these loans.

Finally, on January 14, 2004, a group of holders of the Secured Senior Notes Due 2004 filed a lawsuit in a New York Court against Grupo Iusacell Celular, S.A. de C.V. for the immediate payment of the indebtedness under such loan, and alleging breach of the Secured Senior Notes Due 2004 indenture requesting that the Court declare that the holders of the notes are pari-passu with the lenders under the Amended and Restated Senior Secured Credit Loan Agreement. On April 19, 2004, this group of holders of the notes filed an amended complaint and now is also seeking injunctive relief barring the Company from selling, transferring or otherwise encumbering the assets pending decision on the merits of their claim for specific performance.

As a result of the above, the Senior Notes Due 2006, the Secured Senior Notes Due 2004, the Amended and Restated Senior Secured Credit Loan Agreement and other loans, have been classified as short-term liabilities, originating that current liabilities exceed current assets by Ps.9,792,674,000. Operating results of the Company have deteriorated and also, the Company has accumulated losses of Ps.8,241,682,000 representing more than two thirds of its capital stock and, in accordance with Mexican law, this is a cause of dissolution, which any interested party may request be declared by Court. Additionally, the Company might be instituted in a reorganization proceeding under the Concurso Mercantil Law in Mexico. These conditions, among others, raise substantial doubt about the Company's ability to continue as a going concern. These matters and management's plans are more fully discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Jose S. Oropeza de la Cruz
Audit Partner

                             **********************

About Iusacell

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

Grupo Iusacell, S.A. de C.V. press releases and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.